Filed by Akers Biosciences, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MyMD Pharmaceuticals, Inc.

Commission File No.: 001-36268

Edited Transcript of

Akers Biosciences, Inc.

Akers Biosciences Business Update

November 18, 2020

Participants

Brett Mass - Principal of Hayden IR

Joshua Silverman - Lead Independent Director

Chris Chapman - President and Chief Medical Officer, MyMD

Adam Kaplin - Chief Scientific Officer, MyMD

Presentation

Brett Mass - Principal of Hayden IR

Good afternoon and thank you for joining this Akers Biosciences Conference Call to discuss our merger agreement with MyMD Pharmaceuticals. My name is Brett Mass and I am Principal of Hayden IR.

With me this morning is Josh Silverman, who’ll be Chairman of the combined company; MyMD President and Chief Medical Officer, Dr. Chris Chapman; and, MyMD Chief Scientific Officer, Dr. Adam Kaplin. Last week, Akers Biosciences issued a press release announcing its proposed merger with MyMD Pharmaceuticals.

A copy of the press release is available on MyMD’s website at MyMD.com. I’d like to remind everyone that today’s call is being recorded. A replay of today’s call will be available by using the telephone numbers and conference ID provided in the press release. In addition, a webcast will be accessible live and archived on MyMD.com.

Finally, I’d also like to call your attention to the customary Safe Harbor Disclosure regarding forward-looking information. The conference call today will contain certain forward-looking statements, including statements regarding the goals, strategies, beliefs, expectations and future potential results of Akers Biosciences.

Although management believes these statements are reasonable based on estimates, assumptions and projections as of today, Wednesday, November 18, 2020, these statements are not guaranteeing future performance. Actual results may differ materially as a result of risks, uncertainties and other factors, including, but not limited to, the factors set forth in the company’s filings with the SEC. Akers undertakes no obligation to update or revise any of these forward-looking statements.

I’d like to now turn the call over to Josh Silverman who will begin our presentation today. Josh?

Joshua Silverman - Lead Independent Director

Thank you and good afternoon. Akers announced a merger agreement with MyMD Pharmaceuticals last week. The 2 companies are looking to join as 1 to focus on developing and commercializing MyMD’s novel immunotherapy pipeline assets, including MYMD-1, a first-in-class drug being developed to treat autoimmune and age-related diseases, including extending the human lifespan.

Preclinical studies have demonstrated the potential effectiveness of MYMD in blocking the immune system from causing age-related diseases and we believe is the first oral small molecule tumor necrosis factor alpha, TNF-α, regulator capable of crossing the blood-brain barrier.

Together, we will also continue to develop a secondary asset, SUPERA-1R, a drug platform based on a patented synthetic derivative of cannabidiol, CBD, that targets numerous key cannabinoid receptors.

A Phase 1 study on MYMD-1 has been completed, with plans to begin 2 Phase 2 clinical trials in the first quarter of 2021 and additional Phase 2 clinical trials throughout the year. Preclinical data compiled by nationally recognized researchers at Johns Hopkins University, laid the foundation for the studies, securing peer-reviewed publications in The Journal of Immunology and the Journal of Neuroimmunology.

We will have 2 guest speakers from MyMD today on the call: President and Chief Medical Officer, Dr. Chris Chapman, who will provide a bit of history on himself, as well as background on MyMD and the opportunities that lie ahead; Chief Scientific Officer, Dr. Adam Kaplin, will then follow with commentary on the science behind our promising initiatives. And at the end of our call, we will allow call participants to submit questions.

At this time, I’d like to turn the call over to Dr. Chris Chapman.

Chris Chapman - President and Chief Medical Officer, MyMD

Thank you, Josh. Let me quickly start off with my experience in the pharmaceutical industry. I received my medical degree from the Georgetown Medical School. I completed my Anesthesiology Residency at Georgetown Medical School and Fellowships in Pediatric Cardiovascular and Obstetric Anesthesiology. I was a Founding Director of the Medical Affairs at Quintiles, which is now a New York Stock Exchange listed IQVIA, from 1995 to 2003.

Since then, I have consulted with large pharmaceutical companies such as Takeda Pharmaceuticals, Astellas Pharmaceuticals, McKesson Corporation and others, and have been involved in many clinical trial development projects.

The history of MyMD dates back several years now. We worked on the compound and preclinical research and development studies at Johns Hopkins for 4 years. MyMD is a synthetic small alkaloid derived from plants. It is a heterocyclic compound with at least 1 nitrogen atom in the 6- and 5-membered rings. The drug substance Isomyosmine is derived from myosmine. It’s produced by a synthetic process that yields the pharmaceutical – the active pharmaceutical agent.

The preclinical data submitted to the Food and Drug Administration was very extensive. Our genotoxicity package included Ames assay, in vitro micronucleus assay, in vivo micronucleus assay in mice and rats, all of which were negative for genotoxic effects. Dog and rat repeat doses, 7- and 28-day toxicity and pharmacokinetic studies, metabolism, metabolic profile and off-target safety screening.

Safety and pharmacology included cardiovascular system in dogs, respiratory and neurobehavioral evaluation in rats. We completed 28-day rat repeat dosage spontaneous withdrawal and pharmacokinetic studies in Europe, that was negative for induction of withdrawal syndrome.

Interestingly, the data from the 28-day rat study in the U.S. matched 28-day rat data in Europe. This confirmed the clinical approach to dosing moving forward. We completed in vitro cytokine assays and biomarker data in conjunction with Eurofins, a leading global research lab. Our proof-of-concept was born out of a sponsored research project at Johns Hopkins with several articles published today on the subject matter.

Our model on a proof-of-concept was notably impressive to the extent that it supported our IND package to the Food and Drug Administration. This enabled clearance of our IND to implement our Phase 1 study, which was a placebo-controlled double-blind single Ascending Pharmacokinetic and Tolerability study in normal volunteers. We’re now ready to begin Phase 2 studies in the first quarter of 2021, to address aging and depression in autoimmune conditions and hope to have a data readout by year end 2021.

We’re planning a Phase 2 study of MYMD-1 is sarcopenia, or age-related loss in skeletal muscle, which is associated with increasing inflammatory activity in the blood, including increased levels of tumour necrosis factor alpha. And the second Phase 2 study is planned to evaluate MYMD-1 for the treatment of depression, the patient experiencing elevated levels of tumor necrosis factor and effects on cytokine storm specifically with COVID-19. Both are expected to take place at Johns Hopkins University.

Dr. Kaplin will elaborate on the scientific concepts related to these studies later in the call. As for MyMD, our first drug under development is called MYMD-1. And it’s for the treatment of autoimmune and age-related diseases including extending the human lifespan. This market is important for us to address, as over 23 million Americans suffer from autoimmune diseases today and there are more than 80 autoimmune diseases including diabetes, multiple sclerosis, lupus and rheumatoid arthritis, and the prevalence rates are rising. Diabetes alone affects 12 million Americans over the age of 60. The global drug market for autoimmune diseases is estimated at $100 billion.

In terms of age-related diseases, the market for drugs treating heart disease, cancer, Alzheimer exceeds $80 billion. 80% of older adults have at least 1 chronic disease and 77% have at least 2. Today, the U.S. population over 65 years is 52 million individuals and the global population over 65 is 700 million. The takeaway here is that our target market is extremely large, and thus the opportunity for effective treatments is equally very large.

As with other exciting biotech companies, we have a deep platform of assays, and are also excited about SUPERA, which is our drug platform based on a patented synthetic derivative of cannabidiol, CBD, that targets numerous key cannabinoid receptors being developed to address pain, anxiety, sleep disorders and seizures.

Early data is promising, where studies have demonstrated the ability of SUPERA to inhibit CB2 receptors, comparing it side by side with plant-based CBD. Additionally, early results show SUPERA may be stronger than plant-based CBD in the ability to target CB2 receptors, which may be effective in treating acute pain, chronic inflammatory pain and several neurological diseases.

And lastly, early results show SUPERA is as strong or stronger than plant-based CBD in its ability to bind to opioid receptors, thus making it a potentially effective candidate for treatment addiction.

I’d now like to turn the call over Dr. Kaplin who will touch on the science behind MYMD-1.

Adam Kaplin - Chief Scientific Officer, MyMD

Thank you, Dr. Chapman. To begin with, I’d like to provide a quick history of my background. I received my undergraduate degree from Yale University as well as my MD and PhD from Johns Hopkins University School of Medicine. I had a postdoctoral training through an award from Pfizer in neuropsychiatry, and have spent considerable time researching and treating CNS autoimmune diseases such as multiple sclerosis. Most recently, I’ve worked at Johns Hopkins running preclinical Phase 2 and Phase 3 studies to help bring drugs to market, where I had the opportunity to work with MyMD as part of their preclinical studies in animals.

Dr. Chapman already introduced the concept of TNF-α and immunometabolic regulators. But let’s get a bit deeper into what we seek to accomplish and what I believe makes MYMD-1 so unique. MYMD-1 is an immune system regulator that can be taken by mouth and is a TNF-α inhibitor. Why is that a big deal? The TNF-α inhibitor global market is $40 billion annually to begin with. What does TNF-α do? The first-line response of the immune system to fight off invaders that have breached the walls of the skin and digestive tract is led by the immune system activation of TNF-α. While essential when serving as the frontline coordinator of the immune system, TNF-α can cause trouble with the immune system and gets overheated when things get out of control.

The 2 most common examples of an over-activated immune system where TNF-α plays a key role are: one, when the body starts to mistake itself for a foreign invader that leads autoimmune diseases like rheumatoid arthritis and inflammatory bowel disease; and two, when the immune system gets completely overwhelmed and goes on a no-hold-bar assault, which is what happens during cytokine storm, such as in COVID-19.

What’s so special is that MYMD-1 is a novel TNF-α inhibitor. MYMD-1 can be taken by mouth and that’s in contrast to the currently marketed TNF-α inhibitors, such as HUMIRA, which captures $20 billion annually of the global market, but has to be injected every 2 weeks, but even more important as another difference between MYMD-1 and existing drugs in the TNF-α inhibitor class.

MYMD-1 is a selective TNF-α inhibitor. Remember that I mentioned that the TNF-α in addition to causing trouble when over-activated leading to autoimmune diseases is also an essential first-line responder to an acute infection anywhere in the body. HUMIRA and the other currently marketed TNF-α inhibitors act by indiscriminately blocking TNF-α and can cause serious and even fatal infections, which is the primary limiting factor in their use.

MYMD-1, on the other hand, is the selective blocker, it blocks TNF-α only when it becomes over activated in autoimmune diseases and cytokine storms, but does not block it from doing its normal job of being a first responder to any routine type of moderate infection, which means we believe that it should be a much safer, as well as much easier medication to take.

One final thought about MYMD-1 that surprised us when we first discovered it. In addition to behaving like other drugs that treat autoimmune diseases, such as TNF-α inhibitors and medicines used to prevent transplanted organs from being rejected. MYMD-1 behaves like an antidepressant when tested, and human immune cells to reproduce various scenarios where the immune system gets activated. And that turns out to be really important, because all of the autoimmune diseases for which TNF-α inhibitors are approved like Crohn’s disease and rheumatoid arthritis have associated with them very high rates of depression, because it turns out chronic inflammation leads to depression.

And in fact, recent studies have found that around 30% of all depressions that occurred even without having the autoimmune disease are associated with over-activation of the immune system. And since 1 in 10 people over the age of 12 in this country in the U.S. takes an antidepressant that makes it an annual $12 billion industry.

So today, we can report that we believe MYMD-1 is positioned to be a one of a kind, orally available selective safe immunoregulator that has the promise to put the brakes on a runaway immune system such as with autoimmune diseases and COVID-19. And if that’s not enough to lift your spirits then you might want to look into its antidepressant potential.

Taking it one step further, though, we know that inflammation is the hallmark of aging. Frail today – frailty today is associated with aging and is recognized by the FDA as a treatable condition. We are currently working on studies to show that MYMD-1 is not only able to prolong the life of mice, but that it can actually slow down the aging process so that during the extended lifespan, cognition, strength and other functions can be stretched further out into life.

Diseases of old age show themselves through the role of inflammation. So where to go with all of these available opportunities with MYMD-1 first? We have 2 pathways we’d like to touch on today. The first is a Phase 2 study of MYMD-1 in aging. In December, data out of Dr. Patrizio Caturegli’s lab at Johns Hopkins will be analyzed examining the impact of MYMD-1 in aging mice.

In previous studies, Dr. Caturegli has already shown that MYMD-1 extends the lifespan of aging mice, but pilot data suggested that MYMD-1 does much more than that, it increases health span. Health span is the duration of life span living healthy, not just how long you’re alive, but how alive you are while living. Dr. Jeremy Walston at the Johns Hopkins Medical Institute is a key leader in the field of aging, who studies health span, and he has helped define the concept and measure of frailty as a way of quantifying the aging process.

Frailty is the age associated loss of reserves such as loss of muscle mass and strength that often accompanies aging and is known to be driven by chronic inflammation. We believe that MYMD-1 working is an immunomodulator that safely blocks chronic inflammation is a promising candidate to extend health span as well as longevity. And that is what we plan to test in a Phase 2 study beginning in the first quarter of 2021.

And secondly, we plan to begin a Phase 2 study of MYMD-1 in patients experiencing elevated levels of TNF-α, and the effects of cytokine storm specifically, when they have been affected by COVID-19. MYMD-1 has been shown in tests of human cells in the laboratory to block TNF-α production, and the cytokine storm of COVID-19 that it produces, which have been implicated in causing the injury and death from the pandemic. Moreover, studies of COVID-19 infected patients have shown that it causes a rate of depression between 30% and 50%.

Thus, we’ll be testing the immune-modulating and antidepressant effects of MYMD-1 in COVID-19 patients. We’re excited about both of these opportunities and look forward to sharing updates with our investor community as data becomes available. I will now turn the call back over to Josh Silverman.

Joshua Silverman - Lead Independent Director

Thank you, Dr. Kaplin and Dr. Chapman, for your time and sharing of information today. This is an exciting time for MyMD Pharmaceuticals and Akers to announce our planned relationship. Once again, we want to reiterate to our audience how much we look forward to this partnership.

We will now allow participants to submit questions through the video portal. We will pause for a moment, while the queue of questions begins.

Okay, we have our first question here submitted. I noticed in the press release that you say this is a platform drug, and that it would treat the source of chronic autoimmune diseases. Does this mean most autoimmune diseases? Dr. Kaplin, why don’t you take this question?

Adam Kaplin - Chief Scientific Officer, MyMD

Thanks, Josh. So, yes, essentially, what we think is we’ve got a single molecule that is able to block TNF-α, IL-6 and IL-17A. And I will tell you that there are specific conditions out there, that each of those drugs has been found to be potentially beneficial for. So IL-17 in psoriasis and TNF-α inflammatory bowel disease, but when you put all 3 of these together, we think we’ve got the triple threat and the right combination to address a wide variety, if not, the vast majority of autoimmune diseases.

And one thing we have just to support that is remember we have published studies, preclinical studies showing that MYMD-1 worked great in the animal model of multiple sclerosis, as well as autoimmune thyroiditis. And what happens in the thyroid and what happens in the brain are different locations, different kinds of conditions, and MYMD-1 did great with both of those, suggesting that we have a very broad array of conditions that we’ll be able to address.

Joshua Silverman - Lead Independent Director

Okay, here’s our second question. Tell us more about the collaboration at Johns Hopkins, please. We’d like to understand it in more detail. Dr. Chapman, why don’t you take this one?

Chris Chapman - President and Chief Medical Officer, MyMD

Yes, thank you, Josh, for the question. And we’re very excited about our collaboration with John Hopkins, in particular with Dr. Caturegli in Immunology division, who did our mouse model for autoimmune thyroiditis, which is the package we use to present our data to the Food and Drug Administration. That was followed by Dr. [Wanerby] [ph] and Dr. Caturegli in the Neuroimmunology division. It looked at the Multiple Sclerosis model in mouse that also shows that MYMD-1 inhibited tumor necrosis factor, Interleukin 6 and Interleukin 17. And then we moved into the Clinical division.

In the Clinical division, in the Psychiatric division, Dr. Malik would look at our – will be our principal investigator for the Phase 2 study looking at depression in COVID-19 patients. And then, our second study, Dr. Walston would be the principal investigator looking at frailty and aging at John Hopkins.

Joshua Silverman - Lead Independent Director

Right. Here’s another question. Phase 2 trial in aging was mentioned. Can you explain the importance of the trial and what the objective may be for MYMD-1? Dr. Kaplin, why don’t you take this question?

Adam Kaplin - Chief Scientific Officer, MyMD

Okay, great. And this is something we’re really excited about. So Hopkins has been a leader in the field of trying to find a way to actually study aging, because you don’t want to put a drug into somebody and then wait 10 years for them to age and see what it does.

As a result, frailty is one of the models that FDA has allowed us to pursue, in particular sarcopenia, which is basically where as you age you lose skeletal muscle. And this is associated with increased inflammation and increased inflammatory markers. And Jeremy Walston has done some of the seminal work, the essential work to put skeletal muscle loss or sarcopenia on the map, as well as showing it’s associated with inflammation.

So we are going right to Dr. Walston. He’ll be running the Phase 2 study looking at the effects of MYMD-1 in this model of aging.

Joshua Silverman - Lead Independent Director

Here’s our next question. Can you tell us any additional information and/or pathways for development of SUPERA? And how does this differ from GW Pharma’s drug Epidiolex? Dr. Chapman, why don’t you take that question?

Chris Chapman - President and Chief Medical Officer, MyMD

Yes, Josh, thank you for the question. And one of the best ways to look at the synthetic SUPERA versus CBD plant molecules is to take a look at the structures. And CBD has [2 6-membranes. Synthetic SUPERA has 1 5-membrane and 1 6-membrane. By having a 5 membrane] [ph], that makes SUPERA a new chemical entity. It increases the potency, increases bioavailability and has less side effects.

And then, we did some internal assays in MyMD to show that SUPERA had 92% binding to the CB2 receptor versus 25% for the CBD. So we’re very proud and excited that SUPERA is a super CBD prescription molecule that we can use for the market.

Joshua Silverman - Lead Independent Director

Okay, we have another question here. Congrats on the merger. Many of your investors at Akers have been focused on your vaccine candidate with Premas. What is the status of that? Okay, I’ll take that question. That’s a good question.

We obviously have been following very closely the exciting progress for both Pfizer and Moderna on their vaccine candidates and their efforts to eradicate this horrible virus. We continue discussions with our Indian partner, Premas, in evaluating how our vaccine candidate may fit in the global vaccine landscape.

But I have to tell you, we’re very excited to offer our investors a significant ownership position in MyMD, and specifically, their TNF-α blocker, which is certainly one of the hottest spaces right now in biotech. So we’re pleased with that.

Okay, I’ll read the next question. What is MYMD-1’s relevance with cytokines and the cytokine storm? Maybe you can give us a little more detail on its mechanism of action. Dr. Kaplin, maybe you could take this question.

Adam Kaplin - Chief Scientific Officer, MyMD

Sure. So MYMD-1 blocks, it’s a triple threat, it blocks TNF-α, IL-6 and IL-17. We kind of mentioned TNF-α earlier. It’s that frontline worker that fights off infections, but if it gets too high, it leads to autoimmune diseases and a runaway immune system. IL-6 and IL-17 have both been implicated in autoimmune diseases, kind of a master switch in a number of autoimmune diseases.

So the fact that it blocks all 3 is critical, because there have been studies with IL-17, for instance, that shows it only gets part of the job done. Some with IL-6, it shows it gets part of the job done. This is a triple threat in that it blocks TNF-α, IL-6 and IL-17. And we think that’s going to be the secret sauce to really have an effect on both cytokine storm and COVID and also autoimmune diseases in general.

Joshua Silverman - Lead Independent Director

Great. Thank you. Thank you, Dr. Kaplin. Okay, our next question. Do you see Akers needing to raise additional capital in the near future? I’ll take that, as Akers. I could say we feel very good about our current cash position with over $36 million and over $2 a share in cash. And we have no intent to dilute shareholders at this time. But we’re also very pleased to have completed our financing above market with lockup and voting agreements from these investors to support this exciting merger. So we feel really good about that.

Okay, I think this is probably going to be our last question. Are there any drugs approved today that also have a similar or same mechanism of action? If so, which ones? How much sales do they do and what makes this drug different compared to these others? Dr. Kaplin, maybe you can talk a little bit about this question.

Adam Kaplin - Chief Scientific Officer, MyMD

Great. Okay. Thanks, Josh. So, just as the first point that we’re very interested in is if you just look at TNF-α blockers, number one, that industry – that market is $40 billion annually. And in fact, Humira alone, one of the 5 available TNF-α blockers, is $20 billion just for that drug alone each year. But what really surprised us, when we looked at it is TNF-α, unlike those other blockers, which has to be given IV or as an injection with a needle, MYMD-1 can be taken orally and it penetrates the brain.

So it will help also knock out autoimmune diseases that perhaps get into the CNS. That’s a big advantage.

The other thing that it does is, it has the selectivity. So these other drugs, Humira and other TNF-α inhibitors, they soak up all the TNF-α they can get their hands on. What was really interesting to us is when we looked in an assay in an example of setting up what it looks like with TNF-α gets started when a bacteria invades the system, the frontline kind of agent. TNF-α didn’t do – wasn’t affected at all for that basic function when we gave MYMD-1.

It was affected by all of those other TNF-α inhibitors. But when we looked at the general over-activation of the immune system, both of them equally blocked TNF-α. And what that means is MYMD-1 won’t be causing the kind of severe infections. Sometimes that can even lead to death by knocking out the frontline TNF-α response, and it’s very selective with MYMD-1. So we think we’re in good shape there.

Joshua Silverman - Lead Independent Director

Great. That concludes our call today. We appreciate everyone’s participation and we look forward to keeping everyone updated on our progress. Thank you very much.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed transaction between Akers Biosciences, Inc. (“Akers”) and MyMD Pharmaceuticals, Inc. (“MyMD”), Akers intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. AKERS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AKERS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC by contacting Investor Relations by mail at Akers Biosciences, Inc., Attn: Investor Relations, 201 Grove Road, West Deptford, NJ 08086. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Akers and MyMD, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Akers’ directors and executive officers is included in Akers’ Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 25, 2020, as amended on October 21, 2020, and the proxy statement for Akers’ 2020 annual meeting of stockholders, filed with the SEC on July 29, 2020. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Akers and MyMD undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; the cash balances of the combined company following the closing of the merger; the ability of Akers to remain listed on the Nasdaq Capital Market in connection with the merger; and expected merger-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to MyMD that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: the timing of, and MyMD’s ability to, obtain and maintain regulatory approvals for clinical trials or eventual marketing of MyMD’s pharmaceutical candidates; the timing and results of MyMD’s planned clinical trials for its pharmaceutical candidates; the amount of funds MyMD requires for its pharmaceutical candidates; increased levels of competition; changes in political, economic or regulatory conditions generally and in the markets in which MyMD operates; MyMD’s ability to retain and attract senior management and other key employees; MyMD’s ability to quickly and effectively respond to new technological developments; MyMD’s ability to protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on MyMD’s proprietary rights; and the impact of the ongoing COVID-19 pandemic on MyMD’s results of operations, business plan and the global economy.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the combination, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Akers’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this release are based on information available to Akers and MyMD as of the date of this release. Neither Akers nor MyMD undertakes any obligation to update such forward- looking statements to reflect events or circumstances after the date of this release.